UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.
(Exact name of Registrant, as specified in its charter)

501-858 Beatty Street
Vancouver, British Columbia
Canada, V6B 1C1
Tel: (604) 895-2700

(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10: File No. 333-254828, and Form S-8: File Nos. 333-257254 and 333-252631.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2022 and 2021
99.2	Management's Discussion and Analysis for the three months ended March 31, 2022
99.3	CEO - Certification of Interim Filings
99.4	CFO - Certification of Interim Filings
99.5	News release dated April 28, 2022 re: West Fraser Announces First Quarter 2022 Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022
WEST FRASER TIMBER CO. LTD.
/s/Christopher A. Virostek
Christopher A. Virostek Vice-President, Finance and Chief Financial Officer